Maravai LifeSciences Holdings, Inc.
February 19, 2025

Via EDGAR Submission
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Christine Torney, Kevin Vaughn
Re:    Maravai LifeSciences Holdings, Inc.
Form 10-K for the Year Ended December 31, 2023
File No. 001-39725
Ladies and Gentlemen:
We are writing to respond to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated September 17, 2024 to Maravai LifeSciences Holdings, Inc. (“Maravai” or the “Company”) relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2023. The Staff’s comment is included in italicized text below, followed by the Company’s response thereto.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
General
1.We acknowledge your response to our prior comment two. Based on the information provided, the retention payments negotiated in the acquisitions of MyChem and Alphazyme appear to be normal, recurring operating expenses necessary to operate your business. As such, we believe the adjustments for the retention payments are not consistent with Question 100.01 of the Compliance and Disclosure Interpretations related to non-GAAP measures. Please remove the adjustments for retention payments from your presentation of Adjusted EBITDA as a non-GAAP performance measure.
Response: The Company acknowledges the Staff’s comment and understands the Staff’s general position set forth in Question 100.01 of the Compliance and Disclosure Interpretations related to non-GAAP measures as it relates to adjustments for certain cash expenses. The Company respectfully submits, however, that the particular facts and circumstances unique to the Company relating to the excluded retention payments made in connection with the January 2022 acquisition of My Chem, LLC (“MyChem”), and the 2023 acquisition of Alphazyme, LLC

Securities and Exchange Commission
February 19, 2025

(“Alphazyme”), as well as the Company’s existing and ongoing disclosures about the payments, do not result in a misleading non-GAAP Adjusted EBITDA measure.
First, and as discussed in detail in the company’s response letter dated August 16, 2024, the retention payments have not been and are not normal and recurring operational expenses. Rather, the retention payments are specifically related to two opportunistic and strategic acquisitions to facilitate closing of the transactions and integration of the MyChem and Alphazyme businesses. The retention payments have not and will not constitute compensation for the individuals’ roles in the Company’s ordinary course, ongoing operations. Further, the acquisitions did not form a part of Maravai’s core operations, and at no time has pursuing acquisitions been a core part of the Company’s business.
Second, the Company advises the Staff that in response to the Staff’s comment it has included significant additional detail in the Company’s disclosure relating to the acquisition integration costs in its Form 10-Q for the quarter ended September 30, 2024 filed with the Commission on November 12, 2024 (the “Form 10-Q”) to quantify and describe the nature of the acquisition integration costs. Among other things, the Form 10-Q includes additional information relating to (a) the source and nature of the retention payments, (b) the aggregated expenses recognized during the relevant reporting period, (c) the aggregate remaining payment amounts, (d) the anticipated future periods during which such amounts are scheduled to be accrued ratably, and (e) the anticipated future periods during which such amounts are scheduled to be paid. The Company believes that such robust disclosure provides investors with extensive detail regarding the acquisition integration costs, and that continuity in adjusting for such amounts in the Company’s calculation of Adjusted EBITDA will continue to enable investors to better assess financial performance on a more consistent basis across periods by isolating the impact of such costs. Additionally, the Company undertakes to continue providing substantially similar detail in its future disclosure, including as part of the Company’s upcoming Form 10-K for the year ended December 31, 2024.
Finally, the Company advises the Staff that the remaining retention payments that will be recognized in future periods are immaterial and time-limited. Recognition of retention expenses related to the MyChem acquisition concluded in the first quarter of 2024, and following the expense recognition in the first quarter of 2024 ($1.8 million), there are no further retention expenses recognizable for the MyChem acquisition. The remaining retention accrual for Alphazyme is $3.4 million as of December 31, 2024, expected to be accrued ratably each quarter through December 31, 2025, with payments expected to be made in the first quarter of 2026. There are no other cash-based retention payments planned by the Company that it would plan to adjust from its presentation of Adjusted EBITDA as a non-GAAP performance measure.
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We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please feel free to contact me.

Securities and Exchange Commission
February 19, 2025

Sincerely,
Maravai LifeSciences Holdings, Inc.
By:    /s/ Kevin Herde
Kevin Herde
Chief Financial Officer
cc:    Kurt Oreshack, General Counsel